Exhibit 11.1

CODE OF BUSINESS CONDUCT AND ETHICS OF K WAVE MEDIA LTD.

K Wave Media (KWM) Code of Conduct

Article 1. Purpose and Scope This Code of Conduct (hereinafter referred to as the “Code”) sets forth the fundamental principles of conduct and ethical standards that must be observed by all directors, officers, and employees of K Wave Media, Ltd. and all its subsidiaries (hereinafter collectively referred to as the “Company”). The purpose of this Code is to guide ethical and compliant decision-making in all of the Company’s business activities, including its entertainment content and IP-related businesses, merchandising, entertainment investments, and Bitcoin financial strategies, and to enhance the Company’s credibility and transparency for stakeholders.

Article 2. Key Ethical Principles All directors, officers, and employees are required to comply with the following key principles:

1.	The ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

2.	Full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission (the “SEC”) and in other public communications made by the Company.

3.	Compliance with applicable governmental laws, rules and regulations.

4.	Protection of Company assets, including corporate opportunities and confidential information.

5.	Fair dealing practices.

6.	The prompt internal reporting of violations of the Code to an appropriate person or persons identified in the Code.

7.	Accountability for adherence to the Code. All directors, officers and employees are required to be familiar with the Code, comply with its provisions and report any suspected violations as described below.

Article 3. Honest and Ethical Conduct The Company’s policy is to promote high standards of integrity by conducting its affairs honestly and ethically. Each director, officer and employee must act with integrity and observe the highest ethical standards of business conduct in their dealings with the Company’s customers, suppliers, partners, service providers, competitors, employees and anyone else with whom they have contact in the course of performing their job.

Article 4. Conflicts of Interest A conflict of interest occurs when an individual’s private interest (or the interests of a member of their family) interferes, or even appears to interfere, with the interests of the Company as a whole. A conflict of interest can arise when an employee, officer or director (or a member of their family) takes actions or has interests that may make it difficult to perform their work for the Company objectively and effectively. Conflicts of interest also arise when an employee, officer or director (or a member of their family) receives improper personal benefits as a result of their position in the Company. Loans by the Company to, or guarantees by the Company of, obligations of directors, officers, employees or their family members are of special concern. Loans by the Company to, or guarantees by the Company of, obligations of any director or executive officer (or their family members) are expressly prohibited. Whether or not a conflict of interest exists or will exist can be unclear. Conflicts of interest should be avoided unless specifically authorized as described in the paragraph below. Persons other than directors and executive officers who have questions about a potential conflict of interest or who become aware of an actual or potential conflict should discuss the matter with, and seek a determination and prior authorization or approval from, their supervisor or the General Counsel. A supervisor may not authorize or approve conflict of interest matters or make determinations as to whether a problematic conflict of interest exists without first providing the General Counsel with a written description of the activity and seeking the General Counsel’s written approval. If the supervisor is himself involved in the potential or actual conflict, the matter should instead be discussed directly with the General Counsel. Directors and executive officers must seek determinations and prior authorizations or approvals of potential conflicts of interest exclusively from the Audit Committee of the Board (the “Audit Committee”).

Article 5. Corporate Opportunities All directors, officers and employees owe a duty to the Company to advance its interests when the opportunity to do so arises. Directors, officers and employees are prohibited from taking for themselves personally opportunities that are discovered through the use of Company property, information or position. Directors, officers and employees may not use Company property, information or position for personal gain. In addition, no director, officer or employee may compete with the Company.

Article 6. Confidentiality Directors, officers and employees should maintain the confidentiality of information entrusted to them by the Company or by its customers or partners, except when disclosure is authorized or legally mandated or, in certain circumstances, permitted by law. Confidential information includes all non-public information that might be of use to the Company’s competitors, or harmful to the Company or its customers or partners if disclosed.

Article 7. Fair Dealing Each director, officer and employee must deal fairly with the Company’s customers, suppliers, competitors, partners, service providers, employees and anyone else with whom they have contact in the course of performing their job. No director, officer or employee should take unfair advantage of anyone through manipulation, concealment, abuse or privileged information, misrepresentation of facts or any other unfair dealing practice.

Article 8. Protection and Proper Use of Company Assets All directors, officers and employees should protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability and are prohibited. All Company assets should be used only for legitimate business purposes, though incidental and reasonable personal use may be permitted. Any suspected incident of fraud or theft should be reported for investigation immediately. The obligation to protect Company assets includes the Company’s proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, and copyrights, as well as business and marketing plans, engineering and manufacturing ideas, designs, databases, records and any non-public financial data or reports. Unauthorized use or distribution of this information is prohibited and could also be illegal and result in civil or criminal penalties. This specifically applies to all forms of entertainment content and IP created, managed, or utilized by K Wave Media.

Article 9. Compliance Directors, officers and employees should comply, both in letter and spirit, with all applicable laws, rules and regulations in the cities, states and countries in which the Company operates. This includes, but is not limited to, U.S. securities laws (e.g., SEC rules, Sarbanes-Oxley Act), intellectual property laws, entertainment industry regulations, and any laws pertaining to cryptocurrency and blockchain assets given the Company’s Bitcoin financial strategy. Although not all directors, officers and employees are expected to know the details of all applicable laws, rules and regulations, it is important to know enough to determine when to seek advice from appropriate personnel. Questions about compliance should be addressed to the Legal Department. Insider trading is unethical, illegal and a violation of the Company’s Insider Trading Policy. Insider trading, front running and use of confidential information must not be used to trade securities and is strictly prohibited. Such violations will result in termination with immediate effect.

Article 10. Disclosure The Company’s periodic reports and other documents filed with the SEC, including all financial statements and other financial information, must comply with applicable federal securities laws and SEC rules. Each director, officer and employee who contributes in any way to the preparation or verification of the Company’s financial statements and other financial information must ensure that the Company’s books, records and accounts are accurately maintained. Each director, officer and employee must cooperate fully with the Company’s accounting and internal audit departments, as well as the Company’s independent public accountants and counsel. Each director, officer and employee who is involved in the Company’s disclosure process must:

1.	be familiar with and comply with the Company’s disclosure controls and procedures and its internal control over financial reporting; and

2.	take all necessary steps to ensure that all filings with the SEC and all other public communications about the financial and business condition of the Company provide full, fair, accurate, timely and understandable disclosure.

Article 11. Reporting and Investigation of Violations Actions prohibited by this Code involving directors or executive officers must be reported to the Audit Committee. Actions prohibited by this Code involving anyone other than a director or executive officer must be reported to the reporting person’s supervisor or the General Counsel. After receiving a report of an alleged prohibited action, the Audit Committee, the General Counsel or the relevant supervisor must promptly take all appropriate actions necessary to investigate. All directors, officers and employees are expected to cooperate in any internal investigation of misconduct.

Article 12. Prohibition on Retaliation The Company does not tolerate acts of retaliation against any director, officer or employee who makes a good faith report of known or suspected acts of misconduct or other violations of this Code, and any such retaliation may be a violation of the Company’s Whistleblower Policy.

Article 13. Enforcement The Company must ensure prompt and consistent action against violations of this Code. If, after investigating a report of an alleged prohibited action by a director or executive officer, the Audit Committee determines that a violation of this Code has occurred, the Audit Committee will report such determination to the Board. If, after investigating a report of an alleged prohibited action by any other person, the relevant supervisor determines that a violation of this Code has occurred, the supervisor will report such determination to the General Counsel. Upon receipt of a determination that there has been a violation of this Code, the Board or the General Counsel will take such preventative or disciplinary action as it deems appropriate, including, but not limited to, reassignment, demotion, dismissal and, in the event of criminal conduct or other serious violations of the law, notification of appropriate governmental authorities.

Article 14. Waivers The Board (in the case of a violation by a director or executive officer) or the General Counsel (in the case of a violation by any other person) may, in its discretion, waive any violation of this Code. Any waiver for a director or an executive officer shall be disclosed as required by SEC and NASDAQ rules.

Article 15. Acknowledgment of Receipt and Review (To be signed and returned to the General Counsel/Legal Department.)

I, ___________, acknowledge that I have received and read a copy of K Wave Media, Ltd.’s Code of Conduct. I understand the contents of the Code and I agree to comply with the policies and procedures set out in the Code. I understand that I should approach the General Counsel/Legal Department if I have any questions about the Code generally or any questions about reporting a suspected conflict of interest or other violation of the Code.

[NAME]

[PRINTED NAME]

[DATE]

3